SUMMARY GEOLOGY REPORT

ON THE APRIL HOPE PROPERTY

KAMLOOPS MINING DIVISION

BRITISH COLUMBIA

Tenure Number 531284

NTS Map 82 L/13 & 82 M/4

Latitude 500 59’ north  Longitude -1190 33’ west

Prepared for: Pacific Syndicated Resources Inc.

Prepared by: R.C. McLean
April 5, 2006

List of Figures

Figure 1: April Hope Property Location	5
Figure 2: April Hope Property Outline	6
Figure 3: Regional Geology	9

Summary

In April of 2006, the April Hope property was electronically staked under the name of Kathryn Witter and will be held in trust for Pacific Syndicated Resources Inc. who has 100% interest in the property. The property is approximately 244 hectares or 603 acres.

The property is located in the Kamloops Mining Division of British Columbia Canada and is located 9 km north of Shuswap Lake and 6 km east of Adams Lake. The property is accessible by the Gold Creek logging road that runs through the property.

The property is underlain by metamorphosed mafic to felsic volcanic rocks of the Devonian Skwaam Bay unit and orthogneiss's both of the Eagle Bay Assemblage. A number of grass roots through to developed exploration prospects exist in the area. Previous work and government mineral files have identified mineralization on the property. No recent exploration has been conducted on this property and the potential for significant mineralization exists.

It is recommended that a sampling and prospecting program be conducted to evaluate the properties known and potential mineralized zones. Soil geochemistry sample profiles and creek sediment sampling should be collected across the property. If assay results of the soil samples warrant further exploration it is recommended that a geophysical program be designed to cover areas with the most encouraging geochemical results. If geophysical results are encouraging then it is recommended that a trenching or drill program be conducted to determine the extent and quality of mineralization.

Introduction

On April 5th of 2006, the April Hope property was electronically staked under the name of Kathryn Witter and will be held in trust for Pacific Syndicated Resources Inc. who has 100% interest in the property. The property consists of 12 cells under one mineral claim tenure number 531284. The property is approximately 244 hectares or 603 acres. The property is located in the Kamloops Mining Division of British Columbia Canada.

Disclaimer

Historical geological reports of the area and of the property were reviewed in order to write this report. The author has not visited the property and has relied on data presented in BC Minfiles, the BC Geological Survey website and BC Geological Branch Assessment Reports. The author has not verified the accuracy of the reports from these sources however the sources are considered to be reliable.

Property Description Location

The April Hope property is located 9 km north of Shuswap Lake and 6 km east of Adams Lake in the Kamloops Mining Division of Southeastern British Columbia. The property is accessible by the Gold Creek logging road that runs through the property and can be reached by the Squillax/Anglemont highway that is 50 miles east of Kamloops. Located on NTS map sheets 82L/13 and 82M/4 at 500 59’ / 1190 33’ latitude/longitude.

These claims are administered by the Mines Act of British Columbia and require a four dollar expenditure per hectare every year over the first three years. Subsequent years require a minimum of 8 dollars spent per hectare.

Figure 1

Figure 2

There are no known parks designated and the author is not aware of any environmental concerns in any area contained within the claims. As advanced exploration proceeds, permitting and bonding requirements with various regulatory bodies will be required.

Accessibility, climate, local resources, infrastructure and topography

The property is accessible by helicopter and the Gold Creek logging road. The condition of this road is unknown but exploration has taken advantage of it in the past. The property is in close proximity to population centers where all services are available.

The area is in a mountainous area in the Okanagan region of British Columbia. The eastern tributary of Nikwikwaia creek has created an incised valley that is located within the property. The area is heavily forested predominately with fir, spruce, cedar, balsam and buckbrush. Outcrop exposure is limited and glacial and alluvial sediments dominate the surface cover. Summer exploration can take place from mid-June to late September. Winter sets in late October and diamond drilling can take place at any time of year. Mean annual temperatures range from -15C in winter to +30C in the summer.

Local wildlife includes moose, deer, coyotes and black bears.

History

The Adams Plateau, which is equidistant between Adams Lake and Scotch Creek, has a rich history of hard rock prospecting from the 1900’s. A number of grass roots through to developed exploration prospects exist in the area. The CU1 and CU5 BC Minfile showings are located 4 km northeast of the April Hope claims. Indicated reserves at the CU1 Developed Prospect are 148,000 tonnes grading 49.7 grams per tonne silver, 0.25 per cent cadmium, 0.19 per cent copper, 0.14 per cent molybdenum, 0.53 per cent lead and 2.43 per cent zinc (these values do not comply with modern reporting requirements) (Minfile 082M138, 1987).

The April Hope property has seen little modern exploration. In 1984 and 1985 Noranda Exploration Ltd. carried out an airborne geophysical survey outlined a number of conductive bodies. Prospecting determined that mineralization occurs as stratiform dissemination of sulphide minerals within the sulphide zones and stream sampling found anomalous amounts of gold and zinc. Barnes Creek Minerals Corp. and Lacana Ex. conducted exploration in 1986 and 1987 respectively. This included a small scale ground geophysics survey, geochemical sampling and prospecting. These surveys also found anomalous mineralization across the property and identified potential mineralized zones in geophysics results (Lutjen, L. and Lodmell, R. 1986). The author is not aware of any exploration drilling on the property.

Geological Setting

Regional Geology
The April Hope property is located within the Kootenay terrane in a broad belt of structurally complex, low-grade metamorphic rocks that lies along the western margin of the Omineca tectonic belt. Geology units identified in the area consist of Paleozoic metasedimentary and meta-volcanic rocks of the Eagle Bay Assemblage and the Fennel Formation and high-grade meta-morphic rocks of the Shuswap Complex. The Paleozoic rocks are cut by mid -Cretaceous granodiorite and quartz monzonite intrusions, and by Early Tertiary quartz feldspar porphyry, basalt and lamprophyre dykes.

Rocks assigned to the Eagle Bay Assemblage range in age from Early Cambrian to Late Mississippian.  The oldest Eagle Bay rocks comprise quartzites and quartzose schists overlain by a unit of predominantly mafic metavolcanic rocks and limestone. An undated package of grit, phyllite, carbo-nate and metavolcanic rocks overlies the Early Cambrian succession. It is locally overlain by calcareous phyllite and associated calc-silicate schist and skarn or by mafic meta-volcanic rocks. The upper part of the Eagle Bay Assemblage comprises a Devonian-Mississippian succession consisting of felsic metavolcanic rocks.

Figure 3

Figure 3 : Regional Geology

LEGEND

overlain by intermediate, locally alkalic, metavolcanics and fine to coarse-grained clastic metasediments. Fault structures crossing the region consist of both thrust and reverse faults. Deformation is predominantly Jurassic-Cretaceous and early Tertiary in age. The youngest structures recognized are northeast-trending strike-slip faults and later northerly trend-ing faults and associated folds that are Eocene in age (Hoy, T., 1998).

Property Geology
The April Hope property is underlain by metamorphosed mafic to felsic volcanic rocks of the Devonian Skwaam Bay unit of the Eagle Bay Assemblage. The rocks are comprised of dacite tuffs and flows, which are divided by dacite schists and occasionally bands of basalt. Areas of greenish grey sericite quartz phylite schist and feldspathic schist have also been mapped on the property. The units have a well-developed foliation that dips moderately (20-45 degrees) to the west and northwest (BCGS Maps 2006).

Deposit Type

Regionally Kuroko massive sulfide deposits are present and explored for. This deposit type is a polymetallic volcanogenic massive sulphide and is an important Cu-Pb-Zn host. Mineralization occurs as zoned lenses of massive pyrite, sphalerite, galena and chalcopyrite. In British Columbia these deposits are typically Devonian in age.

Mineralization

Historical exploration has identified sulphide zones within the dacite and dacite schist and near their contact. Most of the mineralization occurs as stratiform disseminations of pyrite and pyrrhotite with minor chalcopyrite and sphalerite. These zones appear to range up to 1.5 to 2.0 metres in thickness and 10 to 30 metres in length. There are surface indications of three massive sulfide zones on the claims (Minfile 082LNW036, 1995).

Exploration

Previous exploration conducted on this property is historical in nature and has identified local mineralization. No recent exploration attempts are known to the author.

Drilling Summary

The author is not aware of any drilling that has occurred on this property.

Interpretations and Conclusions

Significant Cu-Pb-Zn mineralization occurs 4 km northeast of the claims and BC Minfile’s state that sulphide zones exist on the property. Significant exploration has not been conducted to fully delineate these sulphide zones. The property has not been subjected to modern exploration. Potential exists on the property for significant mineralization and therefore merits further exploration.

Recommendations

No recent exploration has been conducted on the property. After a more detailed structural and geological review of the property, it is recommended that a sampling and prospecting program be conducted. Sampling should be carried out along the logging roads on the property taking advantage of road cuts for soil samples and grab samples. Soil geochemistry sample profiles should be collected across the property where possible. Creek sediment sampling should be conducted along the lengths of all creeks present on the property. If assay results of the soil samples warrant further exploration it is recommended that a geophysical program be designed to cover areas with the most encouraging geochemical results. Depending on the presence of sulphides and the style of mineralization these types of deposits usually have an electromagnetic or induced polarization signature. If geochemical sampling and geophysics suggest a mineralized body of significance it is recommended that a trenching or drill program be conducted to determine the extent and grade of mineralization.

References

Hoy, T. (1998): Massive Sulphide Deposits of the Eagle Bay Assiblage, Adams Plateau, South Central British Columbia; BC Ministry of Energy and Mines, Paper 1999-1. http://www.llbc.leg.bc.ca/Public/PubDocs/bcdocs/96990/1998/hoy.pdf

Lutjen, L. D. and Lodmell, R. D. (1986): Comstock Property Report, BC Geological Branch Assessment Report 15,039.

Minfile 082M138 (1987): CU1 Mineral Showing; Geological Survey Branch BC Ministry of Energy and Mines. http://www.em.gov.bc.ca/mining/Geolsurv/MINFILE/default.htm

Minfile 082LNW036 (1995): NIK Mineral Showing; Geological Survey Branch BC Ministry of Energy and Mines. http://www.em.gov.bc.ca/mining/Geolsurv/MINFILE/default.htm

British Columbia Geological Survey Geoscience Maps, 2006 http://www.em.gov.bc.ca/mining/Geolsurv/MapPlace/maps.htm

Statement of Qualifications

I, R. Cameron McLean, of Vancouver British Columbia Canada do hereby certify:

o	That I am a graduate of the University of Alberta, Edmonton, Alberta, with a B.Sc. Hons. in Geology (2000)

o	I have been employed as a geologist since graduation.

o	That I am a Licensee with the Association of Professional Engineers Geologists and Geophysicists of the NWT.

o	That the information, conclusions and recommendations in this report are based on a review of the literature stated in the bibliography.

o	This report may be used for the development of the property, provided that no portion will be used out of context in such a manner as to convey meanings different from that set out in the whole.

Dated ___________________ Signed________________________
    R.C. McLean, P.Geol, B.Sc. Hons.